PROSPECTUS SUPPLEMENT NO. 15 AUGUST 17, 2018
GRIFFIN CAPITAL ESSENTIAL ASSET REIT II
SUPPLEMENT NO. 15 DATED AUGUST 17, 2018
TO THE PROSPECTUS DATED SEPTEMBER 20, 2017
This document supplements, and should be read in conjunction with, the prospectus of Griffin Capital Essential Asset REIT II, Inc. dated September 20, 2017, Supplement No. 8 dated March 19, 2018, which amended and superseded all prior supplements, Supplement No. 9 dated April 4, 2018, Supplement No. 10 dated May 3, 2018, Supplement No. 11 dated May 21, 2018, Supplement No. 12 dated June 5, 2018, Supplement No. 13 dated July 5, 2018, and Supplement No. 14 dated August 6, 2018. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.
The purpose of this supplement is to disclose:

•	status of our offering;

•	information regarding the formation of a special committee of our board of directors; and

•	information regarding the temporary suspension of the primary portion of our follow-on offering.

Status of Our Offering

We commenced our follow-on public offering of up to $2.2 billion in shares of common stock on September 20, 2017, consisting of up to $2.0 billion of shares in the primary portion of the follow-on offering (the "Primary Offering") and $0.2 billion of shares pursuant to our distribution reinvestment plan ("DRP").

As of August 15, 2018, we had raised gross proceeds of approximately $23.2 million from the sale of approximately 2.4 million shares in our follow-on offering, including proceeds from our DRP. As of August 15, 2018, approximately $2.2 billion in shares remained available for sale pursuant to our follow-on offering, including shares available for sale through our DRP.

Formation of Special Committee

On August 16, 2018, our board of directors formed a special committee (the "Special Committee") of the board, consisting solely of our independent directors, to conduct a review of a potential strategic alternative that our board believes could, among other things, help scale our portfolio and potentially enhance stockholder value.

The Special Committee has engaged SunTrust Robinson Humphrey, Inc. to act as a financial advisor to the Special Committee and assist the Special Committee in the process of reviewing a strategic alternative. There can be no assurance that this strategic alternative review process will result in a strategic alternative being pursued or if pursued, that any such transaction would ultimately be consummated. We will provide updates on this process when we determine that further disclosure is appropriate or required based on the then-current facts and circumstances.

Temporary Suspension of Primary Offering

In connection with this strategic alternative review process, on August 16, 2018, our board of directors approved the temporary suspension of the Primary Offering, effective August 17, 2018. Our board believes that it would be in the best interest of us and our stockholders to temporarily suspend the Primary Offering to allow the Special Committee to evaluate this potential strategic alternative and, if appropriate and at the appropriate time, recommence our follow-on offering in the retail marketplace. Our policy will be to accept subscription agreements only if they are signed and dated on or before the close of business on August 17, 2018. The accounts must be fully funded and in good order no later than the close of business on August 31, 2018 for non-custodial held account investments and September 21,

2018 for custodial held account investments. At this time, we intend to continue to offer and sell shares of our common stock in our follow-on offering pursuant to our distribution reinvestment plan, and continue to repurchase shares pursuant to our share redemption program.